

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

George Archos
Chief Executive Officer
Verano Holdings Corp.
415 North Dearborn Street, 4th Floor
Chicago, IL 60654

> **Re: Verano Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed June 17, 2022**
> **File No. 000-56342**

Dear Mr. Archos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed on June 17, 2022

The Company, its directors, officers, investors or other stakeholders..., page 42

1. We note your response to prior comment 11 and revised disclosure. Please expand your disclosure to include (i) how the board of directors will calculate the redemption price if you redeem a shareholder's securities and (ii) whether a shareholder's securities could be redeemed at a discount to their market value.

Item 5: Directors and Executive Officers
Committees of the Board, page 76

2. Please revise your disclosure to explain why you do not have an audit committee financial expert. For guidance, refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Note 9. Acquisitions , page F-34

3.   We note your response to comment 16. Please revise your disclosures here and on pages F-35 through F-43 and F-146 through F-153 related to the businesses acquired, including the AME merger, to provide how you determined the fair values of the intangible assets you acquired, similar to the one provided in your response, to separately identify the intangible assets acquired for each acquisition and to separately identify the amount of goodwill acquired for each acquisition for each reporting period presented.

4.   We note your response to comment 17. Please tell us how you considered Rule 3-05(b)(2)(iv) of Regulation S-X as it relates to the acquisitions that have occurred or are probable occurring during fiscal 2022.

Independent Auditors Report, page F-63

5.   We note your response to comment 20. Please amend your filing here and on page F-84 to provide audit reports that comply with Illustration 1 of AICPA AU-C Section 700.

Unaudited Pro Forma Condensed Combined Financial Statements , page F-165

6.   Please revise your pro forma statement of operations to separately break-out AME Group Acquisition's historical statement of income operations from January 1, 2021 through February 11, 2021, the date of acquisition, and the pro forma adjustments made into two separate columns. Please also reference any pro forma adjustments to footnotes which clearly explain the assumptions involved and the nature of the adjustment.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Tom Hughes, Esq.